UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  November 16, 2007                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                   NOVEMBER 16, 2007

             ROCHESTER ANNOUNCES MILL PRODUCTION AND SILVER RECOVERY
                         UPDATE FOR ITS MINA REAL MILL

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Rochester is pleased to announce a mill production update for September and October, 2007. Our regular monthly shipments of gold and silver precipitate have surpassed the $1 million mark for the first time and continue to show significant increases in production value on a month-to-month basis. Shipments to the refinery for the four-week period ending September 30, 2007 had an estimated value of US$858,612, increasing to an estimated value of US$1,031,305 for the four-week period ended October 31, 2007.

Table 1:  Mill Production Results

--------------------------------------------------------------------------------------------------------------
            RECOVERY   RECOVERY   AVERAGE    AVERAGE    TOTAL      AVERAGE    AVERAGE    TOTAL      ESTIMATED
              RATES      RATES     GRADE      GRADE    TONNAGE      PRICE      PRICE     GOLD         TOTAL
            FOR GOLD      FOR       GOLD      SILVER               FOR GOLD     FOR      EQUIV.       GROSS
                         SILVER                                                SILVER    OUNCES       SALES
--------------------------------------------------------------------------------------------------------------

SEPTEMBER    91.57%     41.27%      5.9       115.59    5,984.20    $712.65    $12.83   1,178.40    858,612.73
--------------------------------------------------------------------------------------------------------------
OCTOBER      91.99%     46.38%      6.37      126.7     6,138.40    $754.60    $13.67   1,305.50  1,031,305.20
--------------------------------------------------------------------------------------------------------------


During September processed tonnage through the mill averaged 199.5 tonnes per day. In October processed tonnage through the mill averaged 198.0 tonnes per day. The throughput has been equalized in the past few months with normal start up procedures becoming further streamlined. Said Dr. Alfredo Parra, "We are making excellent strides in stabilizing our mill production. Our operation continues to be more consistent and our plans to increase our production in the not so distant future remain intact." Lower grade material continues to be processed as mill feed while the recovery rates are maximized. For head grades and recovery rates please refer to table 1.

We remain positive about the prospects for significant increases in throughput tonnage and gold and silver production from current levels. We have not changed our expectations of achieving commercial production at the 200-250 tonnes/day level during November and December, 2007 and then moving to higher levels of production in the New Year as mining activity dictates.


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                                       -2-


UPDATE ON SILVER RECOVERY RATES:

Joseph  Keane,  consulting  director  of the  Company,  and  director  of METCON
Research Inc. of Tuscon, Arizona, has recently completed a test for silver recovery of Rochester's Florida triple vein system. The outcome was a success recording 91% recovery rates using a SO2 pre-wash followed by putting the ore back through the circuit. The Company will be following up this success at METCON Research Inc. with four additional samples representing four different types of ore found Project-wide.

We expect by early December to have a successful outcome and a go ahead to implement the new circuit and procedure into the mill production with expected silver recovery rates greater than 90%. The implementation process is expected to be complete in time for processing the silver-rich ore at Tajos Cuates early Q2 2008.

Dr. Parra is the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

ABOUT ROCHESTER RESOURCES LTD.

Rochester represents a pure-play into the exploration and development of high grade gold and silver properties located in Nayarit, Mexico. The Company is a "niche" player in Mexico which has assembled an attractive portfolio of high grade gold-silver properties in the Sierra Madre Occidental range. This is the largest epithermal precious metal region in the world, hosting a majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution. We have identified 36 vein structures on our three projects and embarked on an aggressive exploration program including a 7000m drill program and 2000m drift development program that will determine the next steps for mine development and production levels. Rochester is well positioned to advance its projects and can very quickly become a major player in Mexico. It has a strong senior management team based in Mexico, the workforce in place to advance its projects, and the capital to implement the work programs to advance our exploration and development projects towards production.

ON BEHALF OF THE BOARD

/s/ DR. ALFREDO PARRA
------------------------------------
Dr. Alfredo Parra, President and CEO

INVESTOR INFORMATION CONTACT:
Empire Communications Inc.
Tel: 1-866-841-0068
Email: info@rochesterresourcesltd.com
Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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